mk

[redacted]

14047968

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

SEC FILE NUMBER
8- 67793

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Murex Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2600 Douglas Road Suite 1010B
(No. and Street)

COral Gables (City) — Florida (State) — 33134 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maud M. Bleus — 305-529-4700 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra, LLC
(Name – *if individual, state last, first, middle name*)

1450 Brickell Avenue Suite 1800 (Address) — Miami (City) — Florida (State) — 33131 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SB 3/26/14

OATH OR AFFIRMATION

I, Maud M. Bleus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Murex, Capital, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NEICHA MARTINEZ
MY COMMISSION #EE059764
EXPIRES: FEB 18, 2015
Bonded through 1st State Insurance

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MUREX CAPITAL, LLC
(A WHOLLY-OWNED SUBSIDIARY OF MWM HOLDINGS, S.R.L.)

FINANCIAL STATEMENTS

DECEMBER 31, 2013

MUREX CAPITAL, LLC
(A WHOLLY-OWNED SUBSIDIARY OF MWM HOLDINGS, S.R.L.)

CONTENTS:

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITOR'S REPORT

To the Member
Murex Capital, LLC
(A Wholly-Owned Subsidiary of MWM Holdings, S.R.L.)

Report on the Financial Statements

We have audited the accompanying financial statements of Murex Capital, LLC (the "Company") (A Wholly-Owned Subsidiary of MWM Holdings, S.R.L.) which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Murex Capital, LLC (A Wholly-Owned Subsidiary of MWM Holdings, S.R.L.) as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Transactions with Affiliated Companies

As noted in Note 1 to the financial statements, the Company is part of an affiliated group of companies and has extensive transactions with the Parent and its affiliates. Our opinion is not modified with respect to his matter.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 28, 2014

MUREX CAPITAL, LLC
(A WHOLLY-OWNED SUBSIDIARY OF MWM HOLDINGS, S.R.L.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash	$	3,277,038
Cash at clearing organization		672,466
Deposit with clearing organization		100,000
Receivable from clearing organization		38,351
Securities owned, at fair value		912,500
Prepaid expenses and other assets		23,774
Furniture and equipment, net		141,639
Deposits		82,598
	$	**5,248,366**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	96,286
COMMITMENTS AND CONTINGENCIES (NOTES 10 and 11)		
MEMBER'S EQUITY		5,152,080
	$	**5,248,366**

The accompanying notes are an integral part of these financial statements.

MUREX CAPITAL, LLC
(A WHOLLY-OWNED SUBSIDIARY OF MWM HOLDINGS, S.R.L.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUES		
Commissions	$	1,257,628
Principal transactions		(67,766)
Interest income		76,917
Fee income		23,052
TOTAL REVENUES		1,289,831
EXPENSES		
Salaries, commissions and employee benefits		953,836
General and administrative		269,150
Occupancy		195,436
Clearing charges		104,960
Professional fees		72,585
Depreciation		28,428
License and registration		22,370
Interest expense		17,005
TOTAL EXPENSES		1,663,770
NET LOSS BEFORE INCOME TAX EXPENSE		(373,939)
INCOME TAX EXPENSE		7,000
NET LOSS	**$**	**(380,939)**

The accompanying notes are an integral part of these financial statements.

MUREX CAPITAL, LLC
(A WHOLLY-OWNED SUBSIDIARY OF MWM HOLDINGS, S.R.L.)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	MEMBER'S CAPITAL	ACCUMULATED DEFICIT	MEMBER'S EQUITY
BALANCES, JANUARY 1, 2013	$ 3,779,980	$ (596,921)	$ 3,183,059
NET LOSS	-	(380,939)	(380,939)
MEMBER CONTRIBUTIONS	2,349,960	-	2,349,960
BALANCES, DECEMBER 31, 2013	**$ 6,129,940**	**$ (977,860)**	**$ 5,152,080**

The accompanying notes are an integral part of these financial statements.

MUREX CAPITAL, LLC
(A WHOLLY-OWNED SUBSIDIARY OF MWM HOLDINGS, S.R.L.)

STATEMENT OF CASH FLOWS
DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (380,939)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	28,428
Changes in operating assets and liabilities:	
Cash at clearing organization	(666,442)
Receivable from clearing organization	102,534
Securities owned, at fair value	(599,524)
Prepaid expenses and other assets	(13,121)
Deposits	(56,953)
Accounts payable and accrued expenses	(30,296)
TOTAL ADJUSTMENTS	(1,235,374)
NET CASH USED IN OPERATING ACTIVITIES	(1,616,313)
CASH FLOWS USED IN INVESTING ACTIVITIES:	
Additions to furniture and equipment	(138,013)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member contributions	2,349,960
NET INCREASE IN CASH	595,634
CASH AT BEGINNING OF YEAR	2,681,404
CASH AT END OF YEAR	**$ 3,277,038**

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for:	
Interest	**$ 17,005**
Income taxes	**$ 7,000**

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Operations

Murex Capital, LLC (the "Company") was organized in the State of Florida in 2007. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of MWM Holdings, S.R.L., a Barbados company.

The Company has extensive transactions with the Parent and its affiliates. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transaction among other unrelated parties. During the year ended December 31, 2013, the Company generated 40% of its commission revenues from transactions with affiliated entities.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Cash

The Company considers cash to include highly liquid investments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2013 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Furniture and Equipment, Net

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation of these assets is computed over their estimated useful lives, 3 to 7 years, on the straight-line method. Repairs and maintenance are expensed as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When furniture and equipment are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

Clearing Arrangements

The Company has a clearing agreement with Pershing, LLC ("Pershing") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by Pershing. At December 31, 2013, the Company maintains cash in the clearing organization amounting to $672,466. Pursuant to the clearing agreement, the Company is required to maintain a deposit of $100,000 in the clearing organization. At December 31, 2013, the Company had $38,351 receivable from the clearing organization.

Income Taxes

The Company elected to be treated as a corporation for federal income tax purposes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued)

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Revenues for executing customer securities transactions and associated expenses are recorded as earned and incurred, on a trade date basis. Proprietary security transactions are recorded on the trade date, as if they had settled. Securities owned are valued at fair value. Unrealized appreciation or depreciation is reflected in income currently.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 12. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular instruments. Changes in assumptions or in market conditions could significantly affect the estimates.

Rent

Minimum rent, including fixed escalations, is recorded on a straight-line basis over the lease term. The lease term commences when the Company takes possession of the leased premises and in most cases ends upon expiration of the initial non-cancelable term. When a lease provides for fixed escalations of the minimum rental payments during the lease term, the difference between the recorded straight-line rent and the amount payable under the lease is recognized as deferred rent obligation.

Subsequent Events

The Company has evaluated subsequent events through February 28, 2014 which is the date the financial statements were available to be issued.

3. FURNITURE AND EQUIPMENT, NET

Furniture and equipment, net, are summarized as follows at December 31, 2013:

Office equipment	$	199,392
Furniture and fixtures		19,000
		218,392
Less accumulated depreciation		(76,753)
	$	**141,639**

Depreciation expense for the year ended December 31, 2013 was $28,428.

4. NET CAPITAL RULE

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) that requires that the Company maintain "Net Capital" equal to the greater of $100,000 or 6-2/3% of "Aggregate Indebtedness," as defined. At December 31, 2013, the Company had net capital of $3,991,569 which was $3,891,569 in excess of its required net capital of $100,000. The ratio of aggregate indebtedness to net capital should not exceed 15 to 1. At December 31, 2013, the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.02 to 1.

5. SECURITIES OWNED, AT FAIR VALUE

Securities owned, at fair value, consist of the following at December 31, 2013:

Foreign corporate bonds	$ 912,500

6. RELATED PARTIES

Operating Lease

The Company leases office space from 4MPH Properties, Inc., an entity related through common ownership. The lease expires on October 2014 and the remaining rental payments for 2014 are $68,640. The Company's rent expense relating to this related party lease for the year ended December 31, 2013 was $66,000. Additionally, the Company leases office space from an unrelated party (NOTE 10).

Expense Sharing

The Company entered into an office expense sharing agreement with MWM Investments Advisors, Inc. ("MWM") (formerly Multiplicas Investment Advisors, Inc.), an entity related through common ownership, whereby the Company is reimbursed certain monthly expenses which include rental fees, a percentage of the employees' salaries and the cost of supplies. The reimbursement by MWM amounted to approximately $104,000, which was recorded as a reduction of the respective expense for the year ended December 31, 2013.

7. INCOME TAXES

The provision for income taxes is as follows for the year ended December 31, 2013 :

Current tax provision:	
Federal	$ -
State	7,000
	7,000
Deferred tax provision:	
Federal	-
State	-
	-
Total	**$ 7,000**

7. INCOME TAXES (CONTINUED)

The actual income tax expense for 2013 differs from the statutory tax expense for the year (computed by applying the U.S. federal corporate tax rate of 34% to income before provision for income tax expense) as follows:

	2013	Tax Rate
Current:		
Federal taxes at statutory rate	$ (127,139)	34.00%
State income taxes, net of federal tax benefit	(13,375)	3.58%
Change in valuation allowance	144,005	(38.51%)
State net worth tax	7,000	(1.87%)
Other permanent differences	(3,491)	0.93%
Total	**$ 7,000**	**(1.87%)**

The Company's deferred tax assets and deferred tax liabilities are as follows as of December 31, 2013 :

Deferred tax assets (liabilities):	
Depreciation	$ (30,574)
Start-up costs	112,732
Unrealized gain on securities	22,578
Deferred rent	8,056
Net operating losses	242,698
	355,490
Valuation allowance	(355,490)
Net deferred tax asset	**$ -**

The Company has approximately $645,000 of Federal and State net operating loss carryforwards expiring in various amounts starting in 2029. Their utilization is limited to future taxable earnings of the Company.

In assessing the realizability of deferred tax assets, management considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the levels of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, as of December 31, 2013, management has recorded a valuation allowance of $355,490. During 2013, the valuation allowance increased by $144,005.

The U.S. Federal jurisdiction, Florida and New York are the major tax jurisdictions where the Company files income tax returns. The Company is no longer subject to U.S. Federal or State examinations by tax authorities for years before 2010.

For the year ended December 31, 2013, the Company did not have any unrecognized tax benefits as a result of tax positions taken during a prior period or during the current period. No interest or penalties have been recorded as a result of tax uncertainties.

8. MEMBER'S CAPITAL

The Company operates under an operating agreement ("Agreement") with a perpetual term, unless terminated under provisions of the Agreement. Membership capital is non-interest bearing and members are not entitled to withdraw or demand capital amounts, unless as provided for in the Agreement. Profit and losses are allocated principally based on each members pro rata share of total capital.

9. EMPLOYEE BENEFIT PLANS

The Company participates in a deferred contribution 401(k) plan which covers substantially all of its full-time employees. The plan includes employee contributions and matching contributions by the Company subject to certain limitations. The Company's matching contributions along with other employee benefits were $134,171 for the year ended December 31, 2013.

10. COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company is required to make payments under a non-cancelable operating lease for office space in New York through July 2018. Additionally, the Company has a non-cancelable operating lease from a related party for office space in Miami through October 2014.

At December 31, 2013, future minimum commitments under the non-cancelable leases, including the related party lease (NOTE 6), are approximately as follows:

Year ending December 31,		
2014	$	189,000
2015		135,000
2016		138,000
2017		141,000
2018		83,000
	$	**686,000**

Rent expense for the year ended December 31, 2013 was $195,436.

Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

11. CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

Concentrations of credit risk arise when a number of customers are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. A significant amount of the Company's business activity is conducted through its related parties with customers located in Latin America. Accordingly, the Company's operations are susceptible to changes in the economies of these countries.

As a securities broker and dealer, the Company is engaged in various brokerage and trading activities with domestic and international investors. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when necessary. The credit risk is also minimized by the careful monitoring of customer accounts by the clearing firm.

11. CONCENTRATIONS OF CREDIT RISK (CONTINUED)

The foreign investments in various geographic regions expose the Company to risks inherent in doing business in each of the countries in which it transacts business. Operations in countries other than the United States are subject to various risks particular to each country. With respect to any particular country, these risks may include:

- Expropriation and nationalization of our assets or our customers in that country;
- Political and economic instability;
- Civil unrest, acts of terrorism, force majeure, war or other armed conflict;
- Natural disasters including those related to earthquakes, hurricanes, tsunamis and flooding;
- Inflation;
- Currency fluctuations, devaluations, conversion and expropriation restrictions;
- Confiscatory taxation or other adverse tax policies;
- Governmental activities that limit or disrupt markets, payments, or limit the movement of funds;
- Governmental activities that may result in the deprivation of contract rights; and
- Trade restrictions and economic embargoes imposed by the United States and other countries.

At various times during the year, the Company has maintained deposits with other financial institutions in excess of amounts received. The exposure to the Company from these transactions is solely dependent upon daily balances and the financial strength of the respective institutions.

12. FAIR VALUE MEASUREMENTS

Fair Value Measurements

The Financial Accounting Standard Board ("FASB") Accounting Standards Codification ("ASC"), *Fair Value Measurements and Disclosures*, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under the FASB ASC are described as follows:

- Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
- Level 2 — Inputs to the valuation methodology include:
  - quoted prices for similar assets or liabilities in active markets;
  - quoted prices for identical or similar assets or liabilities in inactive markets;
  - inputs other than quoted prices that are observable for the asset or liability;
  - inputs that are derived principally from or corroborated by observable market data by correlation or other means.

  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

- Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

12. FAIR VALUE MEASUREMENTS (CONTINUED)

Determination of Fair Value

The Company maintains policies and procedures to value its financial instruments using the highest level and most relevant data available. In addition, management reviews valuations, including independent price validation, for certain instruments.

The following describes the valuation methodologies the Company uses to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

For many financial instruments, fair value is based on independent sources such as quoted market prices or dealer price quotations. To the extent certain financial instruments trade infrequently or are not marketable, they may not have readily determinable fair values. In these instances, the Company estimates fair value using various pricing models and available information that management deems most relevant. Among the factors considered by the Company in determining the fair value of financial instruments are discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of financial instruments.

Foreign Corporate bonds. Foreign corporate bonds are valued based on quoted market prices. All foreign corporate bonds trade in active markets and are classified within Level 1.

Items Measured at Fair Value on a Recurring Basis

The following table presents the Company's financial instruments that are measured at fair value on a recurring basis as of December 31, 2013, for each fair value hierarchy level.

	December 31, 2013			
	Level 1	Level 2	Level 3	Total
Assets:				
Foreign corporate bonds	$ 912,500	$ -	$ -	$ 912,500

The Company does not have any financial assets or liabilities that are measured at fair value on a non-recurring basis as of December 31, 2013.

MUREX CAPITAL, LLC
(A WHOLLY-OWNED SUBSIDIARY OF MWM HOLDINGS, S.R.L.)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2013

CREDITS:		
Member's equity	$	5,152,080
DEBITS:		
Prepaid expenses and other assets		23,774
Furniture and equipment, net		141,639
Deposits		82,598
		248,011
NET CAPITAL BEFORE HAIRCUTS ON SECURITITES	$	4,904,069
HAIRCUTS ON SECURITIES:		
CAPITAL DEDUCTIONS		912,500
NET CAPITAL	$	3,991,569
MINIMUM NET CAPITAL REQUIREMENT 6-2/3% of aggregate indebtedness of $96,286 or $100,000, whichever is greater		100,000
EXCESS NET CAPITAL	**$**	**3,891,569**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**0.02 to 1**
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	**$**	**96,286**

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART II FILING
AS OF DECEMBER 31, 2013

NET CAPITAL PER COMPUTATION	$	3,991,569
Adjustments		1
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17A-5, PART II FILING	**$**	**3,991,570**

See Independent Auditor's Report.

SCHEDULE III
STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2013

The Company is exempt from Rule 15c3-3 under (k) (2) (ii) because all customer transactions are cleared through a clearing broker on a fully disclosed basis. During the year ended December 31, 2013, the Company did not hold customers' funds or securities.

SCHEDULE IV
SUBORDINATED BORROWINGS
AS OF DECEMBER 31, 2013

As of December 31, 2013 and during the year then ended, the Company did not have any subordinated borrowings.

See Independent Auditor's Report.

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g) (1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

To the Member
Murex Capital, LLC
(A Wholly-Owned Subsidiary of MWM Holdings, S.R.L.)

In planning and performing our audit of the financial statements and accompanying information of Murex Capital, LLC (the "Company") (A Wholly-Owned Subsidiary of MWM Holdings, S.R.L.), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

An Independent Member of Baker Tilly International
MIAMI 1450 Brickell Avenue, 18th Floor, Miami FL 33131 | T 305 373 5500 F 305 373 0056 | www.mbafcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and the Company's member, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than this specified parties.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 28, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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SEC Mail Processing Section
MAR 04 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67793

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Murex Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2600 Douglas Road Suite 1010B
(No. and Street)

COral Gables (City) Florida (State) 33134 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Maud M. Bleus 305-529-4700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra, LLC
(Name – *if individual, state last, first, middle name*)

1450 Brickell Avenue Suite 1800 (Address) Miami (City) Florida (State) 33131 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Maud M. Bleus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Murex, Capital, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NEICHA MARTINEZ
MY COMMISSION #EE059764
EXPIRES: FEB 18, 2015
Bonded through 1st State Insurance
NOTARY PUBLIC STATE OF FLORIDA

Maud Bleus
Signature

CFO
Title

Neicha Martinez
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MUREX CAPITAL, LLC
(A WHOLLY-OWNED SUBSIDIARY OF MWM HOLDINGS, S.R.L.)

AGREED-UPON PROCEDURES RELATED TO AN
ENTITY'S SIPC ASSESSMENT RECONCILIATION

DECEMBER 31, 2013

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the member Murex Capital, LLC
(A Wholly-Owned Subsidiary of MWM Holdings, S.R.L.)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Murex Capital, LLC. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Murex Capital, LLC.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Murex Capital, LLC's management is responsible for the Murex Capital, LLC.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and copies of checks, noting no differences;

Check Date	Check number	Payee	Amount
July 23, 2013	1180	SIPC	$ 1,841
January 27, 2014	1319	SIPC	$ 1,370

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with focus reports, general ledger and financial statements for the year ended December 31, 2013, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the focus reports for the year ended December 31, 2013, supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone than this specified parties.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 28, 2014